Exhibit 99.1

ANNOUNCEMENT OF COMMENCEMENT

OF THE PUBLIC OFFERING OF THE 17TH (SEVENTEENTH) ISSUANCE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION RIGHT OF

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF) No.33.611.500/0001-19

in the total amount of

R$1,500,000,000.00

Debentures ’s ISIN code: BRGGBRDBS060

Issuance Risk Rating by S&P with a rating of: “brAAA”*

*This rating was issued on May 02, 2024, and the characteristics of this security are subject to change.

THE REGISTRATION OF THE OFFERING OF THE DEBENTURES WAS AUTOMATICALLY GRANTED BY THE CVM ON MAY 28, 2024, UNDER NO. CVM/SRE/AUT/DEB/PRI/2024/282.

1.	Securities and Issuer

Pursuant to the provisions of section 59 of Resolution No. 160 of the Brazilian Securities and Exchange Commission (“CVM”) of July 13, 2022, as amended (“CVM Resolution 160”), GERDAU S.A. (the “Issuer”), together with certaing placement agents (the “Placement Agents”), announce (“Announcement of Commencement”) the beginning of the distribution period of the public offering of 1,500,000 simple debentures, not convertible into shares, of the unsecured type, in a single series, of the 17th (seventeenth) issuance of the Issuer (the “Debentures” and “Issuance”, respectively), with a nominal unit value of R$1,000.00, totaling, on the date of issuance of the Debentures, that is, May 29, 2024, R$1,500,000,000.00 (the “Offering”), pursuant to the “Private Indenture of the 17th (Seventeenth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, Under the Automatic Registration Right, of Gerdau S.A.” (“Issuance Deed”) executed on May 6, 2024, between the Issuer and PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, registered with the CNPJ/MF under No. 17.343.682/0001-38, as the trustee (“Trustee”), as amended by the “First Amendment to the Private Indenture of the 17th (Seventeenth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, Under the Automatic Registration Right, of Gerdau S.A.” (“Amendment to the Issuance Deed”), executed on May 27, 2024, between the Issuer and the Trustee.

2.	AUTOMATIC Distribution Registration RIGHT

The Offering was registered with the CVM under the automatic registration right, without prior analysis, pursuant to Sections 25 and 26, item V, paragraph “a”, of CVM Resolution 160, as it is a public offering: (i) of a security representing debt; (ii) intended exclusively for professional investors, as defined pursuant to section 11 and, as applicable, 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors”); and (iii) the issuer is operational and is registered with the CVM as publicly-held company (emissor de valores mobiliários (companhia aberta), categoria “A”). The Offering will not be submitted to prior analysis by the Brazilian Association of Financial and Capital Markets Entities – ANBIMA, the CVM or any regulatory or self-regulatory entity.

3.	Registration of the Offering with CVM

The registration of the Offering was automatically granted by the CVM on May 28, 2024, under No. CVM/SRE/AUT/DEB/PRI/2024/282.

4.	Estimated Timeline of Offering Stages

No.	EVENT (1)	DATE (2)
1	Submission of an electronic application form for the Offering to CVM	05/07/2024
2	Release of the Notice to the Market to inform the launch of the Offering	05/07/2024
3	Conclusion of the Bookbuilding Procedure	05/27/2024
4	Release of the Notice to the Market to inform the results of the Bookbuilding Procedure	05/27/2024
5	Submission of a supplement application to CVM for registration of the Offering with CVM	05/28/2024
6	Release of this Announcement of Commencement	05/28/2024
7	Estimated date for the financial settlement of the Debentures	05/29/2024
8	Release of Notice to the Market to inform the closing of the Offering	11/24/2024

(1)       The dates that describe future events are merely indicative and are subject to changes, delays and anticipations without prior notice, at the discretion of the Issuer and the Placement Agents. Any change to the distribution schedule must be notified to CVM and may be analyzed as a change to the Offer, in accordance with the provisions of sections 67 and 69 of CVM Resolution 160.

(2)       Any communications or announcements relating to the Offering will be made available on CVM’s world wide web, B3 S.A. - Brasil, Bolsa, Balcão - Balcão B3 (“B3”), the Issuer and the Coordinators, under the terms of section 13 of CVM Resolution 160.

5.	WAIVER OF DISCLOSURE OF PROSPECTUS AND BLADE

The Offering does not have a prospectus or a sheet, as provided for in the terms of section 9, item I and section 23, paragraph 1, both of CVM Resolution 160, since the Offer is directed exclusively to Professional Investors.

CONSIDERING THAT THE OFFERING IS INTENDED EXCLUSIVELY FOR PROFESSIONAL INVESTORS, PURSUANT TO SECTION 26, ITEM V, PARAGRAPH “A”, OF CVM RESOLUTION 160 AND IS SUBJECT TO THE AUTOMATIC DISTRIBUTION REGISTRATION RIGHT PROVIDED FOR IN CVM RESOLUTION 160, THE DEBENTURES WILL BE SUBJECT TO RESTRICTIONS ON RESALE, AS INDICATED IN SECTION 86, ITEM II, OF CVM RESOLUTION 160.

THE REGISTRATION OF THE OFFERING DOES NOT IMPLY, ON THE PART OF THE CVM, A GUARANTEE OF THE VERACITY OF THE INFORMATION PROVIDED OR IN JUDGMENT ON THE QUALITY OF THE DEBENTURES TO BE DISTRIBUTED.

Capitalized terms used in this Announcement of Commencement, which are not defined herein, shall have the meaning ascribed to them in the Indenture.

The date of this Announcement of Commencement is May 28, 2024.

Placement Agents